October 14, 2011

Via E-mail

Ms. Linda Cvrkel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GateHouse Media, Inc.
Form 10-K for the year ended December 31, 2010
Filed March 1, 2011
Definitive Proxy Statement on Schedule 14A
Filed April 12, 2011
Form 10-Q for the fiscal quarter ended June 26, 2011
Filed July 28, 2011
File No. 001-33091

Dear Ms. Cvrkel:

Set forth below are the responses of GateHouse Media, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 22, 2011 to Mr. Michael E. Reed, Chief Executive Officer of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors, page 35

1.	Comment: We note your disclosure in the first paragraph of this section of “[o]ur business and operations are subject to numerous risks, many of which are described below and elsewhere in this report. The risks described below may not be the only risks we face.” All material risks should be discussed in this section. Please confirm that in future filings you will revise this paragraph to clarify that you have discussed all known material risks. Please also confirm that in future filings you will delete the third sentence of the first paragraph in its entirety. If risks are not deemed material, please do not reference them.

Response: The Company will revise future filings to clarify in its response to Item 1A that all known material risks have been discussed. The Company will also, in

02437

GATEHOUSE MEDIA, INC

350 WillowBrook Office Park

Fairport, New York 14450

Phone (585) 598-0030 Fax (585) 248-2631

future filings, delete the third sentence of the first paragraph in its entirety and not reference risks not deemed by it to be material.

Item 7. Management’s Discussion and Analysis of Financial Condition, page 48

Liquidity and Capital Resources, page 56

Compliance with Covenants, page 63

2.	Comment: We note your disclosure that you currently do not have the ability to draw upon the revolving credit facility portion of the 2007 Credit Facility for any immediate short-term financing needs. In future filings, please include risk factor disclosure if you are not in compliance with a required ratio, covenant, or test or are at risk for not being in compliance. In such a risk factor, please include your existing numbers or ratio compared with the required test or ratio so that investors may assess the risk.

Response: The Company has disclosed in “Compliance with Covenants” (page 63 and page 89) that the Company is, as of the applicable date referenced, in compliance with all required ratios, covenants and tests and has further explained in “Indebtedness” (page 61 and page 87) that since none of the revolving credit facility portion of the 2007 Credit Facility is outstanding, it is not required to be in compliance with certain financial ratio tests (as described in greater detail in its disclosure). In connection with future filings, should the Company not be in compliance with a required ratio, covenant or test, or be at risk for not being in compliance, such information will be disclosed in a risk factor and the Company will include its then existing numbers or ratios compared with the required test or ratio so that investors may assess the risk.

Signatures, page 115

3.	Comment: Please confirm that in future filings you will revise the second half of your signature page to include the signature of your controller or principal accounting officer. If someone has signed in more than one capacity, indicate each capacity in which he has signed. Refer to Form 10-K, General Instructions D.(2) and Signatures.

Response: The Company will, in future filings, revise the second half of its signature page to include the signature of its controller or principal accounting officer. If someone has signed in more than one capacity, each capacity in which he or she has signed will be indicated.

02437

GATEHOUSE MEDIA, INC

350 WillowBrook Office Park

Fairport, New York 14450

Phone 585-585-0030 Fax 585-248-2631

Definitive Proxy Statement on Schedule 14A

Director Compensation, page 11

2010 Director Compensation Table, page 12

4.	Comment: Please confirm that in future filings you will revise to include the name of each director unless such director is also a named executive officer and his or her compensation for service as a director is fully reflected in your “Summary Compensation Table.” In this regard, we note that you have limited disclosure in your “Director Compensation Table” to your independent directors excluding Mr. Edens.

Response: In future filings the Company will revise “Director Compensation” and the Director Compensation Table to include the name of each director unless such director is also a named executive officer and his or her compensation for service as a director is fully reflected in our “Summary Compensation Table.” We note that Mr. Edens is not an independent director (he is affiliated with our largest shareholder –Fortress Investment Group) and he receives no compensation for his services as a director. We also note that Mr. Reed, the remaining director, is also a named executive officer of the Company and his total compensation is fully disclosed in the discussion of Compensation of Named Executive Officers and the 2010 Summary Compensation Table. Accordingly the Company will also include in “Director Compensation” and the Director Compensation Table the names of directors who are not named executive directors and who receive no compensation for their services and will clearly indicate such fact.

Common Stock Ownership of Certain Beneficial Owners and Management, page 17

5.	Comment: In future filings, for an entity listed as a beneficial owner, such as Fortress Investment Holdings LLC, please provide the natural person with voting or investment control of the entity.

Response: In future filings, for an entity listed as a beneficial owner, such as Fortress Investment Holdings LLC (which has changed its name to Fortress Operating Entity, LLP), the Company will provide, to the best of its knowledge and if available to the Company, the natural person with voting or investment control of the entity.

02437

GATEHOUSE MEDIA, INC

350 WillowBrook Office Park

Fairport, New York 14450

Phone 585-585-0030 Fax 585-248-2631

Compensation of Named Executive Officers, page 20

2010 Summary Compensation Table, page 21

6.	Comment: Please confirm that in future filings you will revise to clarify that the amounts listed in the “Stock Awards” column of the “Summary Compensation Table” have been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Item 402(n)(2)(v) of Regulation S-K.

Response: The Company will revise future filings to clarify that the amounts listed in the “Stock Awards” column of the “Summary Compensation Table” have been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

7.	Comment: Please confirm that in future filings you will include a footnote disclosing all assumptions made in the valuation of stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements, or to a discussion in your Management’s Discussion and Analysis. Refer to Instruction 1 to Item 402(n)(2)(v) of Regulation S-K.

Response: The Company will revise future filings to include a footnote disclosing all assumptions made in the valuation of stock awards by reference to a discussion of those assumptions in our financial statements, footnotes to its financial statements, or to a discussion in the Company’s Management’s Discussion and Analysis.

2010 Discretionary Cash Bonuses, page 22

8.	Comment: We note your disclosure regarding factors for determining the amount of discretionary annual bonuses. In future filings, please include a general discussion of the criteria applied in regards to the mentioned performance goals or advise. Refer to Item 402(o)(5) of Regulation S-K.

Response: The Company will revise future filings to include a general discussion of the criteria applied in regards to the mentioned performance goals if such goals or criteria are then applicable.

02437

GATEHOUSE MEDIA, INC

350 WillowBrook Office Park

Fairport, New York 14450

Phone 585-585-0030 Fax 585-248-2631

Quarterly Report on Form 10-Q for the fiscal quarter ended June 26, 2011

Note (5) Goodwill and Intangible Assets, page 9

9.	Comment: We note from page 10 of your Quarterly Report on Form 10-Q that an impairment analysis with respect to goodwill and intangible assets was performed during second quarter of fiscal 2011. We also note that during 2011, you continued to experience material declines in its various categories of revenues during both the three and six month periods ended June 26, 2011 as compared to comparable periods of the prior year. Given the continued material decline in your revenue levels during the first half of 2011, please provide us with the results of your impairment analysis with respect to your goodwill and other intangible assets performed during 2011 pursuant to the guidance in ASC 350-20- 35 and ASC 350-30-35. Your response should explain all relevant assumptions used in preparing this impairment analysis and should explain in detail why no impairment charge was determined to be necessary during 2011 with regard to your goodwill and other intangible assets. We may have further comment upon receipt of your response.

Response: The methods and significant assumptions used in performing the Company’s impairment analysis with respect to its recorded indefinite lived intangible assets, which consist of goodwill and mastheads, are consistent with the guidance provided in ASC 350-20-35 and 350-30-35. The Company has applied a consistent approach and consistent techniques, as discussed in detail below, during each of its annual and interim goodwill and masthead impairment tests, including the annual test performed as of June 26, 2011.

Goodwill

As of June 26, 2011, the Company had a goodwill balance of $14.3 million. While the Company operates in six reporting units, only the Western unit has a remaining goodwill balance. This reporting unit represents approximately 30% of the Company’s consolidated revenues and 35% percent of operating cash flow. While there continues to be declines in the Company’s and the Western reporting unit’s revenue levels, the severity has moderated over the past two years. The Company continues to identify expense reductions to realign its cost structure in relation to the change in revenue. As a result, the trailing twelve month operating cash flow increased slightly for the Western reporting unit’s and decreased by less than 5% for the total Company between the 2010 and 2011 annual impairment test dates.

ASC 350-20-35 provides factors to be used in determining the fair value utilized in a goodwill impairment test. Quoted market prices in active markets are described as

02437

GATEHOUSE MEDIA, INC

350 WillowBrook Office Park

Fairport, New York 14450

Phone 585-585-0030 Fax 585-248-2631

the best evidence of fair value, when available. In estimating the fair value of a reporting unit, a valuation technique based on multiples of earnings or revenue or a similar performance measure may be used if that technique is consistent with the objective of measuring fair value.

As quoted market prices are not available on a reporting unit basis, the Company considered the market approach, using a multiple of earnings, to be the best available technique with which to estimate the fair value in the goodwill impairment assessment. A range of earnings multiples from recent sale transactions of entities with comparable operations and economic characteristics was applied to the Western reporting unit’s trailing twelve months earnings. As noted above, due to effective cost reductions, the trailing twelve months earnings value for this unit increased slightly from the 2010 analysis. Based on this calculation the fair value derived from both the high and low end of the transaction range exceeded carrying value (please refer to table below).

The Company considered other fair value techniques including an income approach, using a discounted cash flow calculation. In applying this methodology, the Company relied on a number of factors, including current operating results and cash flows, expected future operating results and cash flows, future business plans, and market data. The key factors within the calculation include discount and growth rates. The discount rate selected was a risk adjusted market weighted average cost of capital (WACC) of approximately 11%. While the Company believes the terminal growth of operating cash flow will be positive, a conservative rate of 0% was applied within the annual impairment analysis. The fair value calculated from the discounted cash flow method exceeded the carrying value and the Company noted that fair value would continue to exceed carrying value up to a 15% discount rate or (4.4%) growth rate.

($ in millions)		Fair Value Estimates
	Carrying Value	Earnings Multiple - High	Earnings Multiple - Low	Discounted Cash Flow
Western Reporting Unit	$128.9	$165.8	$149.2	$165.9

To assess the reasonableness of the market multiple and discounted cash flow approaches, we performed an additional reasonableness check by comparing the implied EBITDA multiple of the entire Company based on the Company’s total market value of invested capital (“MVIC”). The MVIC assumed that the fair value of

02437

GATEHOUSE MEDIA, INC

350 WillowBrook Office Park

Fairport, New York 14450

Phone 585-585-0030 Fax 585-248-2631

the Company is equal to the market capitalization of its equity, combined with a reasonable control premium, and the trading value of its debt (refer to calculation below). Earnings and revenue multiples were then derived based on total Company performance. These multiples were applied to the Western reporting unit’s operating results, which resulted in a fair value that exceeded carrying value and approximated the results from the market multiple and discounted cash flow analysis. Given that the Western reporting unit has been performing better than most of the other reporting units, it could be argued that the Western reporting unit deserves a higher multiple than the overall Company.

GateHouse Media Market Value

($ in thousands)

Total Company
Market capitalization ($.115 at 6/26/11)	$6,682
Add: control premium of 20%	1,336

Total market capitalization	8,018
Total debt	1,181,238
Trading discount (65% at 6/26/11)	(767,805)

Fair value of debt	413,433
Total market value of invested capital (MVIC)	$421,451

Each of the fair value techniques utilized resulted in an excess of fair value compared to carrying value. In accordance with ASC 350-20-35-6, if the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. It is on this basis that the Company concluded that its goodwill was not impaired as of June 26, 2011. The Company will continue to monitor triggering events, as described in ASC 350-20-35, on a quarterly basis to determine if an interim impairment analysis should be performed.

Intangible Assets Not Subject to Amortization, Other Than Goodwill

The Company performed the annual impairment analysis of mastheads at the reporting unit level, which grouped its indefinite lived intangibles assets, other than goodwill, in accordance with ASC 350-30-35 paragraphs 21 to 28 “Unit of Accounting for Purposes of Testing for Impairment of Intangible Assets Not Subject to Amortization.” The relief from royalty method, which was used in the initial

02437

GATEHOUSE MEDIA, INC

350 WillowBrook Office Park

Fairport, New York 14450

Phone 585-585-0030 Fax 585-248-2631

valuation and subsequent impairment assessments, was chosen for testing mastheads for impairment. The resulting fair values were compared to the carrying values for each reporting unit.

The key assumptions for this relief from royalty calculation include the selection of the royalty rate, the projected revenue associated with each reporting unit’s mastheads and discount rate. Considerations for each assumption as of June 26, 2011, are discussed below:

•

The Company evaluated market royalty rates and selected a rate at the low point of the historical range. The royalty rate was compared to earnings margins and was adjusted downward for any region whose margin could not support this rate. A reduction in market royalty rate from 2% to 1% resulted for the New England region.

•	For the revenue outlook, while the Company believes there will be growth in future revenue, a conservative growth rate of 0% was applied within the analysis.

•

Given the greater relative risk of intangible assets compared to tangible assets, a premium was developed for the masthead discount rate. This premium was further increased to reflect the level of risk within each reporting unit’s revenue outlook and market in which they operate. The resulting range of discount rates utilized in the June 2011 assessment was 12% to 17%.

The Company noted for the region with the least excess of fair value over carrying value, Atlantic, the growth rate could be decreased by 1.4% or the discount rates could be increased by 1.6% before impairment would result.

The chart below summarizes the results of the June 26, 2011 intangible assets not subject to amortization impairment analysis:

02437

GATEHOUSE MEDIA, INC

350 WillowBrook Office Park

Fairport, New York 14450

Phone 585-585-0030 Fax 585-248-2631

Intangible Assets Not Subject to Amortization at June 26, 2011

Relief from Royalty Fair Value

($’s in millions)

Region	Relief from Royalty Fair Value	Carrying Value	Excess
Atlantic	$7.0	$6.4	$0.6
Great Lakes	7.5	6.5	1.0
Midwest	8.0	6.1	1.9
New England	9.2	5.2	4.0
Western	14.0	12.4	1.6

Total	$45.7	$36.6

As of June 26, 2011, the relief from royalty calculation for each group of mastheads resulted in an excess of fair value over carrying value. In accordance with ASC 350-30-35-18, if the fair value of an intangible asset exceeds its carrying amount, the intangible asset is considered not impaired. It is on this basis that the Company concluded that its recorded mastheads were not impaired as of June 26, 2011. The Company will continue to monitor triggering events, as referenced in ASC 350-30-35, on a quarterly basis to determine if an interim impairment analysis should be performed.

***************

In response to your letter, the Company also acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

02437

GATEHOUSE MEDIA, INC

350 WillowBrook Office Park

Fairport, New York 14450

Phone 585-585-0030 Fax 585-248-2631

Should members of the Staff have any questions or require any additional information, they should call the undersigned at (585) 598-0032.

Very truly yours,

/s/ Polly Grunfeld Sack, Esq.

Polly Grunfeld Sack, Esq.

Sr. Vice President, Secretary and General Counsel

02437

GATEHOUSE MEDIA, INC

350 WillowBrook Office Park

Fairport, New York 14450

Phone 585-585-0030 Fax 585-248-2631